FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of  March  2010

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .. . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . .. . . . No . . .X. . . .

SANTANDER UK PLC

General Meeting to adopt new Articles of Association

A General Meeting of Santander UK plc was held on 10 March 2010.

Two copies of the notice and the special resolutions (together with new Articles of Association) passed at the General Meeting were submitted to the UK Listing Authority on 10 March 2010, and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

COMPANY NUMBER 2294747

THE COMPANIES ACT 2006

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

SANTANDER UK PLC

(adopted by Special Resolution on 10 March 2010)

CONTENTS

Clause

		INTERPRETATION AND LIMITATION OF LIABILITY	1
1	.	DEFINED TERMS	1
2	.	LIABILITY OF SHAREHOLDERS	6
3	.	FORM OF THE COMPANY'S ISSUED SHARE CAPITAL	6
4	.	RIGHTS ATTACHING TO THE PREFERENCE SHARES	6
		DIRECTORS	13
5	.	DIRECTORS' GENERAL AUTHORITY	13
6	.	SHAREHOLDERS' RESERVE POWER	13
7	.	DIRECTORS MAY DELEGATE	13
8	.	COMMITTEES	14
9	.	DIRECTORS TO TAKE DECISIONS COLLECTIVELY	14
10	.	UNANIMOUS DECISIONS	14
11	.	CALLING A DIRECTORS' MEETING	14
12	.	PARTICIPATION IN DIRECTORS' MEETINGS	15
13	.	QUORUM FOR DIRECTORS' MEETINGS	15
14	.	CHAIRING OF DIRECTORS' MEETINGS	15
15	.	NO CASTING VOTE	16
16	.	ALTERNATES VOTING AT DIRECTORS' MEETINGS	16
17	.	RECORDS OF DECISIONS TO BE KEPT	16
18	.	CONFLICTS OF INTEREST REQUIRING AUTHORISATION BY THE DIRECTORS	16
19	.	OTHER CONFLICTS OF INTEREST	17
20	.	BENEFITS	18
21	.	VOTING REQUIREMENTS	18
22	.	GENERAL CONFLICT PROVISIONS	20
23	.	PROPOSING DIRECTORS' WRITTEN RESOLUTIONS	20
24	.	ADOPTION OF DIRECTORS' WRITTEN RESOLUTIONS	20
25	.	DIRECTORS' DISCRETION TO MAKE FURTHER RULES	21
26	.	METHODS OF APPOINTING DIRECTORS	21
27	.	TERMINATION OF DIRECTOR'S APPOINTMENT	21
28	.	DIRECTORS' REMUNERATION	21
29	.	DIRECTORS' EXPENSES	22
30	.	APPOINTMENT AND REMOVAL OF ALTERNATE DIRECTORS	22
		SHARES AND DISTRIBUTIONS	23
31	.	CHANGING THE SPECIAL RIGHTS OF SHARES	23
32	.	MORE ABOUT THE SPECIAL RIGHTS OF SHARES	24
33	.	COMPANY MAY ISSUE PARTLY PAID SHARES	24
34	.	POWER TO ISSUE DIFFERENT CLASSES OF SHARE	25
35	.	COMPANY NOT BOUND BY LESS THAN ABSOLUTE INTERESTS	25
36	.	CERTIFICATES TO BE ISSUED EXCEPT IN CERTAIN CASES	25
37	.	CONTENTS AND EXECUTION OF SHARE CERTIFICATES	25
38	.	CONSOLIDATED SHARE CERTIFICATES	26
39	.	REPLACEMENT SHARE CERTIFICATES	26
40	.	UNCERTIFICATED SHARES	27
41	.	SHARE WARRANTS	28
42	.	COMPANY'S LIEN OVER PARTLY PAID SHARES	29

i

43	.	ENFORCEMENT OF A LIEN	29
44	.	CALLS ON SHARES	30
45	.	FAILURE TO COMPLY WITH A CALL NOTICE	30
46	.	NOTICE OF INTENDED FORFEITURE	31
47	.	FORFEITURE	31
48	.	PROCEDURE FOLLOWING FORFEITURE	32
49	.	SURRENDER OF SHARES	32
50	.	TRANSFERS OF CERTIFICATED SHARES	32
51	.	TRANSFER OF UNCERTIFICATED SHARES	33
52	.	TRANSMISSION OF SHARES	33
53	.	TRANSMITTEES’ RIGHTS	33
54	.	EXERCISE OF TRANSMITTEES’ RIGHTS	33
55	.	TRANSMITTEES BOUND BY PRIOR NOTICES	34
56	.	PROCEDURE FOR DISPOSING OF FRACTIONS OF SHARES	34
57	.	PROCEDURE FOR DECLARING DIVIDENDS	35
58	.	PAYMENT OF DIVIDENDS AND OTHER DISTRIBUTIONS	35
59	.	NO INTEREST ON DISTRIBUTIONS	36
60	.	DEDUCTION FROM DIVIDENDS	36
61	.	UNCLAIMED DISTRIBUTIONS	36
62	.	NON-CASH DISTRIBUTIONS	36
63	.	WAIVER OF DISTRIBUTIONS	37
64	.	AUTHORITY TO CAPITALISE AND APPROPRIATION OF CAPITALISED SUMS	37
		DECISION-MAKING BY SHAREHOLDERS	38
65	.	NOTICE, ATTENDANCE AND SPEAKING AT GENERAL MEETINGS	38
66	.	QUORUM FOR GENERAL MEETINGS	39
67	.	CHAIRING GENERAL MEETINGS	40
68	.	VOTING: GENERAL	41
69	.	ERRORS AND DISPUTES	41
70	.	POLL VOTES	41
71	.	CONTENT OF PROXY NOTICES	42
72	.	DELIVERY OF PROXY NOTICES	42
73	.	AMENDMENTS TO RESOLUTIONS	43
		ADMINISTRATIVE ARRANGEMENTS	43
74	.	MEANS OF COMMUNICATION TO BE USED	43
75	.	COMPANY SECRETARY	45
76	.	COMPANY SEALS	45
77	.	NO RIGHT TO INSPECT ACCOUNTS AND OTHER RECORDS	45
78	.	PROVISION FOR EMPLOYEES ON CESSATION OF BUSINESS	45
79	.	DESTRUCTION OF DOCUMENTS	46
80	.	COMPANY NAME	46
81	.	INDEMNITY	46
82	.	INSURANCE	47

ii

THE COMPANIES ACT 2006

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of SANTANDER UK PLC

(the "Company")

INTERPRETATION AND LIMITATION OF LIABILITY

1.	DEFINED TERMS

1.1	In these articles ("articles"), unless the context requires otherwise:

"Act"

means the Companies Act 2006;

"alternate" or "alternate director"

has the meaning given in article 30;

"associated company"

has the meaning given in article 81;

"auditor"

refers to the auditor(s) of the Company for the time being appointed pursuant to the Act;

"bankruptcy"

means individual insolvency proceedings and includes similar proceedings in a jurisdiction other than England and Wales;

"Business Day"

means a day other than a Saturday, Sunday or public holiday when banks in England are open for business;

"call"

has the meaning given in article 44;

"call notice"

has the meaning given in article 44;

"call payment date"

has the meaning given in article 44;

"chairman"

has the meaning given in article 14;

"chairman of the meeting"

has the meaning given in article 67;

"clear days"

means, in relation to a period of notice or otherwise, that period excluding the day when the notice or other document is received or deemed to be received and the day for which it is sent or on which it is to take effect;

"CREST"

means the electronic settlement system for securities traded on a recognised investment exchange and owned by Euroclear UK & Ireland Limited, or any similar system;

"director"

means a director of the Company, and includes any person occupying the position of director, by whatever name called and an alternate director appointed by a director in accordance with these articles;

"distribution recipient"

has the meaning given in article 58;

"document"

includes, unless otherwise specified, any document sent or supplied in electronic form;

"electronic form"

has the meaning given in section 1168 of the Act;

"eligible directors"

has the meaning given in article 10;

"expert"

means an independent firm of chartered accountants chosen by the Company;

“FSA”

means the Financial Services Authority of the United Kingdom and any successor regulatory authority that may succeed to the bank regulatory functions of the Financial Services Authority;

"fully paid"

in relation to a share, means that the nominal value and any premium to be paid to the Company in respect of that share have been paid to the Company;

"group"

means the Company and every subsidiary and holding company of the Company and every subsidiary and holding company of such subsidiary and holding company;

"group company"

means any company which is a member of the group;

"hard copy form"

has the meaning given in section 1168 of the Act;

"holder"

in relation to shares means the person whose name is entered in the register of members as the holder of the shares;

"holding company"

has the meaning given in section 1159 of the Act;

“Innovative Tier 1 Capital”

has the meaning given to it from time to time by the FSA;

"instrument"

means a document in hard copy form;

"majority holder"

means the holder or holders from time to time of at least 75 per cent. in nominal value of the issued share capital of the Company conferring the right to attend and vote at general meetings;

“Non-Innovative Tier 1 Capital”

means Tier 1 Capital which does not comprise Innovative Tier 1 Capital;

"Notice of Redemption"

has the meaning given in article 4.5.1;

"ordinary resolution"

has the meaning given in section 282 of the Act;

"Ordinary Shares"

means the Company's ordinary shares;

"paid"

means paid or credited as paid;

"participate"

in relation to a directors' meeting, has the meaning given in article 12;

"Preference Dividend"

has the meaning given in article 4.2.1;

"Preference Dividend Payment Dates"

has the meaning given in article 4.2.1;

"Preference Shares"

means the Company's preference shares;

"proxy notice"

has the meaning given in article 71;

“Qualifying Non-Innovative Tier 1 Securities”

means securities whether debt, equity, interests in limited partnerships or otherwise, issued directly or indirectly by the Company that:

(i)
in the reasonable opinion of an independent investment bank appointed by the Company, have terms not materially less favourable to a holder of the relevant series of Preference Shares than the terms of the relevant series of Preference Shares held by such holder, provided that they shall (1) include a ranking at least equal as to dividends or other income distributions and as to participation in assets to that of the relevant series of Preference Shares, (2) have the same dividend or distribution rate or rate of return and dividend payment dates, from time to time as those applying to the relevant series of Preference Shares, (3) have the same redemption dates as the relevant series of Preference Shares, (4) be issued in an amount at least equal to the total number of shares in the relevant series of Preference Shares each in a principal amount of £1,000 (5) comply with the then current requirements of the FSA in relation to Non-Innovative Tier 1 Capital and (6) preserve any existing rights under the relevant series of Preference Shares to any accrued Preference Dividend which has not been paid in respect of the period from (and including) the Preference Dividend Payment Date last preceding the substitution date to (but excluding) the substitution date; and

(ii)	are listed on a recognised investment exchange (as defined in the Financial and Services and Markets Act 2000);

"Redeemable Preference Shares"

means the Company’s redeemable preference shares;

"Redeemable Sterling Preference Shares"

means Redeemable Preference Shares denominated in sterling;

"Relevant Interest"

has the meaning given in article 21.4;

"relevant rate"

has the meaning given in article 45;

"shareholder"

means a person who is the holder of a share;

"shareholder's group"

means, in relation to a shareholder that is a company, the shareholder and every subsidiary and holding company of that shareholder and of such subsidiary and holding company;

"shares"

means shares in the Company;

"special resolution"

has the meaning given in section 283 of the Act;

"subsidiary"

has the meaning given in section 1159 of the Act;

Tier 1 Capital

has the meaning given to the term from time to time by the FSA;

"Treasury Shares"

has the meaning given in section 724 of the Act;

"transfer"

in relation to any share, means any sale, transfer, assignment, pledge, charge or other disposal of any share or any interest in that share, and "transferred" shall be construed accordingly;

"United Kingdom"

means Great Britain and Northern Ireland; and

"writing"

means the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether sent or supplied in electronic form or otherwise.

1.2	Unless already defined in these articles, words or expressions contained in these articles bear the same meaning as in the Act.

2.	LIABILITY OF SHAREHOLDERS

The liability of the shareholders is limited to the amount, if any, unpaid on the shares held by them.

3.	FORM OF THE COMPANY'S ISSUED SHARE CAPITAL

The Company's issued share capital at the date of adoption of these articles of association is comprised of Ordinary Shares of 10p each and Redeemable Sterling Preference Shares of £1 each, each having the rights and restrictions set out in article 4 below and any further rights (that are not inconsistent with the rights set out in article 4) that the directors attached to such Redeemable Sterling Preference Shares prior to their allotment in accordance with article 4.

4.	RIGHTS ATTACHING TO THE PREFERENCE SHARES

4.1	General

4.1.1
All of the Preference Shares shall rank pari passu inter se to the extent that they are expressed so to rank and shall confer the rights and be subject to the limitations set out in this article 4.  They shall also confer such further rights (not being inconsistent with the rights set out in this article) as may be attached by the board to any series of such shares prior to allotment of such series and in particular (but without prejudice to the generality of the foregoing) the board may, pursuant to the authority given by the passing of the resolution to adopt this article, consolidate and divide and/or sub-divide any Preference Shares into shares of a larger or smaller amount (and so that the provisions of article 56 shall, where relevant, apply to any such consolidation, division or sub-division).

4.1.2
Whenever the board has power under this article 4 to determine any of the rights to be attached to any of the Preference Shares, the rights so determined need not be the same as those attached to the Preference Shares which have then been allotted or issued.  The Preference Shares may be issued in one or more separate series and each series shall be identified in such manner as the board may determine without any such determination or identification requiring any alteration to these articles.

4.1.3
Each of the Preference Shares shall, subject to such terms and conditions of issue as the board may determine prior to the issue of any relevant series of Preference Shares, confer the rights as to participation in the profits and assets of the Company, attendance at meetings, voting and redemption as are set out in this article 4.

4.2	Income

4.2.1
Preference Shares shall (subject to the further provisions described below) entitle the members holding the same to receive a preferential dividend (hereinafter called the "Preference Dividend"), payable at such rate or rates (whether fixed or variable) and on such dates ("Preference Dividend Payment Dates") to be determined by the board before allotment on the amounts from time to time paid up or credited as paid up thereon and on such other terms and conditions as may be determined by the board prior to allotment thereof and in particular (but without prejudice to the foregoing) the board may determine whether the rights of such shares as regards participation in profits are cumulative or non-cumulative.

4.2.2
Unless otherwise determined by the board prior to allotment thereof, Preference Shares shall rank as regards participation in profits pari passu inter se and with any other shares that are expressed to rank pari passu therewith as regards participation in profits and otherwise in priority to any other shares of the Company.

4.2.3
If it shall subsequently appear that any dividend which has been paid to holders of Preference Shares should not have been so paid, then provided the board shall have acted in good faith, the directors shall not incur any liability for any loss which any shareholder may suffer in consequence of such payment having been made.

4.2.4	All or any of the following provisions may apply in relation to any particular Preference Shares ("relevant Preference Shares") if so determined by the board prior to the allotment thereof:

(a)
if, on any Preference Dividend Payment Date the distributable profits and distributable reserves of the Company are, in the opinion of the board, insufficient to enable payment in full to be made of the relevant Preference Dividend and, if applicable, of any dividends payable on such date on any other shares (including any arrears or deficiency of dividend on any such other shares that are in cumulative form) ranking pari passu with or in priority to the relevant Preference Shares as regards participation in profits, then the directors shall (after payment in full, or the setting aside of a sum required for payment in full, of (1) all dividends payable on or before the relevant Preference Dividend Payment Date on any shares in the capital of the Company ranking in priority to the relevant Preference Dividend and (2) any special dividend referred to in article 4.2.4(f) below) apply such distributable profits and distributable reserves (if any) in paying dividends to the holders of participating shares (as defined below) pro rata to the amount of dividend on participating shares accrued and payable (including any arrears or deficiency of dividend on any such other shares that are in cumulative form) on or before the relevant Preference Dividend Payment Date.  For the purposes of this paragraph, the expression "participating shares" shall mean the relevant Preference Shares and any other shares in the capital of the Company which rank pari passu as regards participation in profits with the relevant Preference Shares and on which either (1) a dividend is payable on the relevant Preference Dividend Payment Date or (2) arrears of cumulative dividend are unpaid at the relevant Preference Dividend Payment Date;

(b)
if, on any Preference Dividend Payment Date, the distributable profits and distributable reserves of the Company are, in the opinion of the board, insufficient to enable payment to be made of any of the relevant Preference Dividend and, if applicable, of any dividends payable on such date on any other shares ranking pari passu with or in priority to the relevant Preference Shares as regards participation in profits, then the Company shall not pay the relevant Preference Dividend;

(c)
if, in the opinion of the board, the distributable profits and distributable reserves of the Company are sufficient to cover the relevant Preference Dividend and also the payment in full of all other dividends stated to be payable on such date on any other shares (including any arrears or deficiency of dividend on any such other shares that are in cumulative form) expressed to rank pari passu therewith or in priority thereto as regards participation in profits, then, subject to article 4.2.4(d) below, such dividends on the Preference Shares and on such other shares shall be declared and paid in full;

(d)
if, in the opinion of the board, the payment of any Preference Dividend would breach or cause a breach of the Bank of England’s capital adequacy requirements from time to time applicable to the Company then none of such Preference Dividend shall be declared or paid;

(e)
subject to article 4.2.4(g) below, the relevant Preference Shares shall carry no further right to participate in the profits and reserves of the Company other than the Preference Dividend and if on any occasion a Preference Dividend (or any part thereof) is not paid for the reasons described above, the holders of Preference Shares (other than Preference Shares which are expressed to have a cumulative right as regards participation in profits) shall have no claim in respect of such shortfall;

(f)
if a Preference Dividend on any relevant Preference Shares is not paid in full (or a sum is not set aside to provide for its payment in full) the Company may not (without the written consent of three-fourths in nominal value of, or the sanction of a special resolution passed at a separate general meeting of the holders of relevant Preference Shares) thereafter redeem, reduce, purchase or otherwise acquire for any consideration any other share capital of the Company ranking pari passu with or after the relevant Preference Shares as regards participation in the assets of the Company (and may not set aside or establish any sinking fund for any such redemption, reduction, purchase or other acquisition) until such time as all Preference Dividends on Preference Shares which are expressed to have a cumulative right as regards participation in profits have been paid in full (including any arrears or deficiency of dividend in respect thereof) or a sum shall have been set aside for such payment in full and Preference Dividends on the relevant Preference Shares in respect of such period as the board shall determine prior to allotment of the relevant Preference Shares shall have been paid in full (or a sum shall have been set aside for such payment in full);

(g)
the provisions described in this article 4.2.4(g) shall apply where any Preference Dividend is, for the reasons specified above, not payable and the amounts (if any) standing to the credit of the profit and loss account of the Company together with the amount of the reserves of the Company available for the purpose are sufficient to enable the allotments of additional preferences shares referred to in the further provisions of this sub-paragraph to be made in full:

(i)	for the purposes of this article 4.2.4(g):

(A)
"Relevant Shares" means relevant Preference Shares and any preference shares of the Company ranking pari passu with the relevant Preference Shares as regards participation in profits (other than any such shares which are expressed to have a cumulative right as regards participation in profits) in respect of which a preference dividend which would have been payable on the same date as a Relevant Dividend on Preference Shares is not to be paid; and

(B)	"Relevant Dividend" means the preference dividend which is not to be paid on Relevant Shares on any occasion,

and where a member holds Relevant Shares of more than one class, the provisions of this sub-paragraph shall be interpreted and applied separately in respect of each class of Relevant Shares held by him;

(ii)
provided that the directors are authorised in accordance with the Act to allot the appropriate amount of relevant securities (for which purposes the directors shall, if necessary, call as soon as practicable a general meeting of the Company at which the appropriate resolutions to create such share capital and to obtain such authority are proposed), each holder of Relevant Shares shall, on the date for payment of the Relevant Dividend had such dividend been paid in cash, be allotted such additional nominal amount of preference shares of the same class, denominated in the same currency and carrying identical rights and limitations as the particular Relevant Shares in question, credited as fully paid, as is equal to an amount determined by multiplying the cash amount of the Relevant Dividend (exclusive of any associated tax credit) that would have been payable to him had such dividend been payable in cash by a factor to be determined by the board prior to allotment of the Relevant Shares and rounding the resulting sum down to the nearest integral multiple of £1.  A holder of Preference Shares receiving an allotment of additional preference shares in accordance with this sub-paragraph shall not be entitled to receive any part of the Relevant Dividend relating to Relevant Shares of that class in cash;

(iii)
subject to the provisos in article 4.2.4(g)(ii) above, for the purpose of paying up preference shares to be allotted on any occasion pursuant to this sub-paragraph, the directors shall capitalise out of the sums standing to the credit of the profit and loss account of the Company and/or to the credit of the Company’s reserve accounts (including share premium account) available for the purpose, as the directors may determine, a sum equal to the aggregate nominal amount of the additional preference shares then to be allotted and apply the same in paying up in full the appropriate amount of unissued preference shares of that class or classes in question;

(iv)
the additional preference shares so allotted shall rank pari passu in all respects with the particular Relevant Shares in respect of which the additional preference shares were so allotted, save only as regards participation in the Relevant Dividend; and

(v)	the board may undertake and do such acts and things as it may consider necessary or expedient for the purpose of giving effect to the provisions described in this paragraph.

4.2.5
Subject as provided in article 4.2.6 below, if a Preference Dividend on any relevant Preference Shares is not paid in full (or a sum is not set aside to provide for its payment in full), no dividend may thereafter be declared or paid on any other share capital of the Company ranking as to participation in profits after the relevant Preference Shares until such time as all Preference Dividends on Preference Shares which are expressed to have a cumulative right as regards participation in profits have been paid in full (including any arrears or deficiency of dividend in respect thereof) or a sum shall have been set aside for such payment in full and Preference Dividends on the relevant Preference Shares in respect of such period as the board shall determine prior to allotment of the relevant Preference Shares shall have been paid in full (or a sum shall have been set aside for such payment in full).

4.2.6
In any calendar year, whether or not any Preference Dividend on any particular Preference Shares has been paid in full and notwithstanding any other provision of these articles, the board may, if it so resolves, pay (or set aside a sufficient sum for payment of) a special dividend not exceeding one penny per share on any shares in the capital of the Company in respect of which no dividend has previously been paid in that calendar year.  References elsewhere in this article to any dividend payable on any Preference Shares shall not be treated as including a reference to any special dividend paid on any particular Preference Shares pursuant to this article 4.2.6.

4.3	Capital

4.3.1
On a distribution of assets on a winding-up of the Company or return of capital (other than on a redemption or purchase by the Company of any of its share capital), members holding Preference Shares shall in respect thereof be entitled to receive, out of the surplus assets remaining after payment of the Company’s liabilities, an amount equal to the amount paid up or credited as paid up on the Preference Shares together with such premium (if any) as may be determined by the board prior to allotment thereof (and so that the board may determine that such premium is payable only in specified circumstances).

4.3.2
In addition to the amount repayable on the Preference Shares in accordance with article 4.3.1 above there shall be payable a sum equal to the Preference Dividend which would have been payable by the Company in accordance with article 4.2 above (together, in the case of Preference Shares which are expressed to have a cumulative right as regards participation in profits, with any arrears or deficiency of Preference Dividend), calculated at the annual rate determined by the board before allotment of the Preference Shares in question, in respect of the number of days included in the period commencing with the day following whichever Preference Dividend Payment Date shall most recently have occurred prior to the date of commencement of the winding-up of the Company or return of capital and ending with such date of commencement of winding-up or return of capital, as though such period had been one in relation to which a Preference Dividend would have been payable pursuant to the provisions described in article 4.2.1 above and the terms of issue of the Preference Shares in question, but subject always to the provisions described in paragraphs (a) (b) and (d) of article 4.2.4 above and to the terms on which any particular Preference Shares are issued.

4.3.3
With respect to the amounts payable or repayable under articles 4.3.1 and 4.3.2 in the event of a winding-up of the Company or return of capital, Preference Shares shall rank pari passu inter se and with any other shares that are expressed to rank pari passu therewith as regards participation in surplus assets and otherwise in priority to any other share capital of the Company.  Save as may be determined by the board prior to the issue of any particular series of Preference Shares, the holders of Preference Shares shall not be entitled in respect thereof to any further or other right of participation in the assets of the Company upon a winding-up or return of capital.

4.4	Voting

4.4.1	The holders of any series of Preference Shares will only be entitled to receive notice of and to attend any general meeting of the Company:

(a)
if the Preference Dividend on the Preference Shares of such series has not, at the date of the notice of the general meeting, been paid in full in respect of such dividend periods as the board may prior to allotment determine, in which case the holders of the Preference Shares of such series will be entitled to speak and/or vote upon any resolution proposed thereat; or

(b)	if a resolution is proposed at the general meeting:

(i)	for, or in relation to, the winding-up of the Company; or

(ii)	varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the Preference Shares of such series,

in which case the holders of the Preference Shares of such series will be entitled to speak and/or vote only upon such resolution; or

in such other circumstances, and upon and subject to such terms, as the board may determine prior to allotment.

4.4.2
On a show of hands every holder of Preference Shares who is entitled to vote and who (being an individual) is present in person or (being a corporation) is present by representative shall have one vote.  On a poll each holder of Preference Shares present in person or by proxy and entitled to vote shall have such number of votes in respect of each Preference Share as the board may determine prior to the allotment of such shares.

4.5	Redemption of Shares

4.5.1
Unless the board shall, prior to the allotment of any series of Preference Shares, determine that such series shall be non-redeemable, each series of Preference Shares shall, subject to the provisions of the Act and to the other provisions of this article 4.5, be redeemable at the option of the Company in whole or in part (as the terms of the Preference Shares may specify) on any day by the Company giving to each of the holders of the Preference Shares to be redeemed not less than 14 days’ prior notice in writing (a "Notice of Redemption") and by the Company complying with the other requirements of this article 4.5.

4.5.2	Such Preference Shares shall be redeemable on any date as the board may determine prior to the date of allotment of the particular Preference Shares in question.

4.5.3	Such Preference Shares shall cease to be redeemable in such circumstances (if any) as the board may determine prior to the allotment of the particular Preference Shares in question.

4.5.4
In the case of a partial redemption under article 4.5.1, the Company shall for the purposes of ascertaining the particular Preference Shares to be redeemed cause a drawing to be made at the office (or at such other place as the board may determine) in the presence of the auditors.

4.5.5
A Notice of Redemption shall specify the particular Preference Shares to be redeemed, the date fixed for redemption (the "Redemption Date"), the amount payable in respect of each such Preference Share on redemption and the place in the United Kingdom at which the certificates for such shares are to be presented for redemption and upon such date each of the holders of the Preference Shares concerned shall be bound to deliver to the Company at such place the certificates for the Preference Shares concerned.  Upon such delivery and against the receipt of such holder for the redemption moneys payable in respect of such Preference Shares, the Company shall pay to such holder the amount due to him in respect of such redemption and shall cancel the certificates so delivered.  If any certificate so delivered to the Company includes any Preference Shares not to be redeemed on the Redemption Date a fresh certificate for such Preference Shares shall be issued free of charge to the holder delivering such certificate to the Company.  No defect in the Notice of Redemption or in the giving thereof shall affect the validity of the redemption procedure.

4.5.6
There shall be paid on each Preference Share so redeemed the amount paid up or credited as paid up thereon, together (to the extent permitted by the Act) with any premium paid on issue, or such other amount as the board may determine prior to the allotment of the particular Preference Shares in question. These provisions are without prejudice to any right of the holders of any Preference Share to receive amounts of dividend payable pursuant to the terms of issue of any particular Preference Share and any such dividend shall be deemed not to form part of the amount payable on redemption.

4.5.7
Payment by the Company in respect of the amount due on redemption shall be made by a sterling cheque drawn on a bank in London, or, upon the request of the holder or joint holders not later than the date specified for the purpose in the Notice of Redemption, by transfer to a sterling account maintained by the payee with a bank in London.  All payments in respect of redemption monies will in all respects be subject to any applicable fiscal or other laws.

4.5.8
As from the relevant Redemption Date the dividend on the Preference Shares due for redemption shall cease to accrue except on any such Preference Shares in respect of which, upon the due delivery of the certificate relating thereto in accordance with article 4.5.4, payment of the redemption moneys due on such Redemption Date shall be improperly withheld or refused in which case the said dividend, at the rate then applicable, shall be deemed to have continued and shall accordingly continue to accrue from the relevant Redemption Date to the date of payment of such redemption moneys.  Such Preference Shares shall not be treated as having been redeemed until the redemption moneys in question together with the accrued dividend thereon have been paid whereupon such Preference Shares shall be treated as having been redeemed.

4.5.9
If the Redemption Date for any Preference Share is not a Business Day then payment of the amount payable on redemption will be made on the next succeeding Business Day and without any interest or other payment in respect of such delay unless such day shall fall within the next calendar month, whereupon such payment will be made on the preceding Business Day.

4.5.10
The receipt of the registered holder for the time being of any Preference Shares or, in the case of joint registered holders, the receipt of any one of them for the monies payable on redemption thereof, shall constitute an absolute discharge to the Company in respect thereof.

4.5.11	If the board decides before allotting a series of Preference Shares that this article 4.5.11 applies to that series of Preference Shares, then:

(a)
the Company may at its sole discretion mandatorily apply the redemption monies to be paid to the holder of such Preference Shares pursuant to article 4.5.6 to purchase or subscribe on behalf of such holder for Qualifying Non-Innovative Tier 1 Securities;

(b)	the Notice of Redemption referred to in article 4.5.5 must specify the substitution date which will (unless the board otherwise decides) be the Redemption Date; and

(c)
subject to the provisions of the Act and to these articles, the board may from time to time determine the manner of effecting the substitution of such series of Preference Shares and can do anything they consider necessary or expedient to give effect to the provisions of this article 4.5.11.

4.6	Further Shares

4.6.1
Save as provided by the terms of issue of any particular Preference Shares, the Company shall not create or issue any further shares ranking as regards participation in the profits and assets of the Company in priority to the Preference Shares.

4.6.2
Any series of Preference Shares or other shares ranking pari passu in some or all respects with the Preference Shares then in issue may (unless otherwise provided by the terms of issue of the Preference Shares then in issue), without their creation or issue being deemed to vary the special rights attached to any Preference Shares then in issue, either carry rights identical in all respects with such Preference Shares or any of them or carry rights differing therefrom in any respect.  Unless otherwise provided by the terms of issue, the rights attaching to any Preference Shares shall not be deemed to be varied or abrogated by the purchase, redemption or cancellation by the Company of any of its shares ranking as regards participation in the profits or assets of the Company pari passu with or after such Preference Shares.

DIRECTORS

5.	DIRECTORS' GENERAL AUTHORITY

Subject to the articles, the directors are responsible for the management of the Company's business, for which purpose they may exercise all the powers of the Company.

6.	SHAREHOLDERS' RESERVE POWER

6.1	The shareholders may, by special resolution, direct the directors to take, or refrain from taking, specified action.

6.2	No such special resolution and no alteration of the articles invalidates anything which the directors have done before the resolution is passed or the articles are altered (as appropriate).

7.	DIRECTORS MAY DELEGATE

7.1	Subject to the articles, the directors may delegate any of the powers which are conferred on them under the articles:

7.1.1	to such person or committee;

7.1.2	by such means (including by power of attorney);

7.1.3	to such an extent;

7.1.4	in relation to such matters or territories; and

7.1.5	on such terms and conditions,

as they think fit.

7.2	If the directors so specify, any such delegation may authorise further delegation of the directors' powers by any person to whom they are delegated.

7.3	The directors may revoke any delegation in whole or part, or alter its terms and conditions.

7.4	The power to delegate under this article 7 includes a power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director.

8.	COMMITTEES

8.1
Committees to which the directors delegate any of their powers must follow procedures which are based, as far as they are applicable, on those provisions of the articles which govern the taking of decisions by directors.

8.2	The directors may make rules of procedure for all or any committees, which prevail over rules derived from the articles if they are not consistent with them.

9.	DIRECTORS TO TAKE DECISIONS COLLECTIVELY

The general rule about decision-making by directors is that any decision of the directors must be either a majority decision at a meeting of the directors or a decision taken in accordance with article 10.

10.	UNANIMOUS DECISIONS

10.1	A decision of the directors is taken in accordance with this article 10 when all eligible directors indicate to each other by any means that they share a common view on a matter.

10.2
Such a decision may take the form of a resolution in writing, copies of which have been signed by each eligible director or to which each eligible director has otherwise indicated agreement in writing.

10.3	References in this article 10 to eligible directors are to directors who would have been entitled to vote on the matter had it been proposed as a resolution at a directors' meeting.

10.4	A decision may not be taken in accordance with this article 10 if the eligible directors would not have formed a quorum at such a meeting.

11.	CALLING A DIRECTORS' MEETING

11.1	Any director may call a directors' meeting.

11.2	The company secretary must call a directors' meeting if a director so requests. A directors' meeting is called by giving notice of the meeting to the directors.

11.3	Notice of any directors' meeting must indicate:

11.3.1	its proposed date and time;

11.3.2	where it is to take place; and

11.3.3	if it is anticipated that directors participating in the meeting will not be in the same place, how it is proposed that they should communicate with each other during the meeting.

11.4	Notice of a directors' meeting must be given to each director, but need not be in writing.

11.5
Notice of a directors' meeting need not be given to directors who waive their entitlement to notice of that meeting, by giving notice to that effect to the Company, and notice of the waiver may be given before or after the meeting is held. Where such notice is given after the meeting has been held, that does not affect the validity of the meeting, or of any business conducted at it.

12.	PARTICIPATION IN DIRECTORS' MEETINGS

12.1	Directors participate in a directors' meeting, or part of a directors' meeting, when:

12.1.1	the meeting has been called and takes place in accordance with the articles; and

12.1.2	they can each communicate to the others any information or opinions they have on any particular item of the business of the meeting.

12.2	In determining whether directors are participating in a directors' meeting, it is irrelevant where any director is or how they communicate with each other.

12.3	If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

13.	QUORUM FOR DIRECTORS' MEETINGS

13.1	At a directors' meeting, unless a quorum is participating, no proposal is to be voted on, except a proposal to call another meeting.

13.2
Subject to article 13.3, the quorum for directors' meetings may be fixed from time to time by a decision of the directors, but (subject to article 13.3) it must never be less than two, and unless otherwise fixed it is two.

13.3
For the purposes of any meeting (or part of a meeting) held to authorise a director's conflict, if there is only one director other than the conflicted director, the quorum for the meeting (or part of a meeting) shall be one.

13.4	If the total number of directors for the time being is less than the quorum required, the directors must not take any decision other than a decision:

13.4.1	to appoint further directors; or

13.4.2	to call a general meeting so as to enable the shareholders to appoint further directors.

14.	CHAIRING OF DIRECTORS' MEETINGS

14.1	The directors may appoint a director to chair their meetings.

14.2	The person so appointed for the time being is known as the chairman.

14.3	The directors may appoint other directors as deputy or assistant chairmen to chair directors' meetings in the chairman's absence.

14.4	The directors may terminate the appointment of the chairman, deputy or assistant chairman at any time.

14.5
If neither the chairman nor any director appointed generally to chair directors' meetings in the chairman's absence is participating in a directors' meeting within 10 minutes of the time at which it was to start, the participating directors may appoint one of themselves to chair it.

15.	NO CASTING VOTE

15.1	If the numbers of votes for and against a proposal are equal, the chairman or other director chairing the meeting has a casting vote.

15.2	But this does not apply if, in accordance with the articles, the chairman or other director is not to be counted as participating in the decision-making process for quorum or voting purposes.

16.	ALTERNATES VOTING AT DIRECTORS' MEETINGS

16.1	A director who is also an alternate director has an additional vote on behalf of each appointor who is:

16.1.1	not participating in a directors' meeting; and

16.1.2	would have been entitled to vote if they were participating in it.

17.	RECORDS OF DECISIONS TO BE KEPT

The directors must ensure that the Company keeps a record, in writing, for at least 10 years from the date of the decision recorded, of every decision taken by the directors.

18.	CONFLICTS OF INTEREST REQUIRING AUTHORISATION BY THE DIRECTORS

18.1
The directors may, subject to the quorum and voting requirements set out in this article 18, authorise any matter which would otherwise involve a director breaching his duty under the Act to avoid conflicts of interest ("Conflict").

18.2
A director seeking authorisation in respect of a Conflict shall declare to the directors the nature and extent of his interest in a Conflict as soon as is reasonably practicable. The director shall provide the directors with such details of the relevant matter as are necessary for the directors to decide how to address the Conflict together with such additional information as may be requested by the directors.

18.3
Any director (including the relevant director) may propose that the relevant director be authorised in relation to any matter which is the subject of a Conflict. Such proposal and any authority given by the directors shall be effected in the same way that any other matter may be proposed to and resolved upon by the directors under the provisions of these articles save that:

18.3.1	the relevant director and any other director with a similar interest shall not count towards the quorum nor vote on any resolution giving such authority; and

18.3.2	the relevant director and any other director with a similar interest may, if the other directors so decide, be excluded from any meeting of the directors while the Conflict is under consideration.

18.4	Where the directors give authority in relation to a Conflict:

18.4.1
the directors may (whether at the time of giving the authority or subsequently) (i) require that the relevant director is excluded from the receipt of information, the participation in discussion and/or the making of decisions (whether at meetings of the directors or otherwise) related to the Conflict; and (ii) impose upon the relevant director such other terms for the purpose of dealing with the Conflict as it may determine;

18.4.2	the relevant director will be obliged to conduct himself in accordance with any terms imposed by the directors in relation to the Conflict;

18.4.3
the directors may provide that where the relevant director obtains (otherwise than through his position as a director of the Company) information that is confidential to a third party, the director will not be obliged to disclose that information to the Company, or to use or apply the information in relation to the Company’s affairs, where to do so would amount to a breach of that confidence;

18.4.4	the terms of the authority shall be recorded in writing (but the authority shall be effective whether or not the terms are so recorded); and

18.4.5	the directors may revoke or vary such authority at any time but this will not affect anything done by the relevant director prior to such revocation in accordance with the terms of such authority.

19.	OTHER CONFLICTS OF INTEREST

19.1
If a director is in any way directly or indirectly interested in a proposed contract with the Company or a contract that has been entered into by the Company, he must declare the nature and extent of that interest to the directors in accordance with the Act.

19.2	Provided he has declared his interest in accordance with article 19.1 a Director may:

19.2.1	be party to, or otherwise interested in, any contract with the Company or in which the Company has a direct or indirect interest;

19.2.2
hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of director for such period and upon such terms, including as to remuneration, as the directors may decide;

19.2.3	act by himself or through a firm with which he is associated in a professional capacity for the Company or any other company in which the Company may be interested (otherwise than as auditor);

19.2.4
be or become a director or other officer of, or employed by or otherwise be interested in any holding company or subsidiary company of the Company or any other company in which the Company may be interested; and

19.2.5
be or become a director of any other company in which the Company does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as a director of that other company.

20.	BENEFITS

A director shall not, by reason of his office or of the fiduciary relationship thereby established, be liable to account to the Company for any remuneration, profit or other benefit realised by reason of his having any type of interest authorised under article 18.1 or permitted under article 19.2 and no contract shall be liable to be avoided on the grounds of a director having any type of interest authorised under article 18.1 or permitted under article 19.2.

21.	VOTING REQUIREMENTS

21.1
A director shall not vote on or be counted in the quorum in relation to any resolution of the directors concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested.

21.2
Where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the Company is interested and the director seeking to vote or be counted in the quorum has a Relevant Interest (as defined in article 21.4) in it.

21.3
A director shall not vote on, or be counted in the quorum in relation to, any resolution of the directors in respect of any contract in which he has an interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from one or more of the following matters:

21.3.1
the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

21.3.2
the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

21.3.3	the giving to him of any other indemnity where all other directors are also being offered indemnities on substantially the same terms;

21.3.4
the funding by the Company of his expenditure on defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all other directors are being offered substantially the same arrangements;

21.3.5
where the Company or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;

21.3.6	any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

21.3.7
any contract concerning any other company (not being a company in which the director has a Relevant Interest) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

21.3.8
any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees’ share scheme which relates both to directors and employees of the Company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

21.3.9
any contract for the benefit of employees of the Company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any Director as such any privilege or advantage not accorded to the employees to whom the contact relates; and

21.3.10	any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any Director or directors or for, or for the benefit of, persons who include Directors.

21.4
A company shall be deemed to be one in which a Director has a "Relevant Interest" if and so long as (but only if and so long as) he is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company (calculated exclusive of any shares of that class in that company held as Treasury Shares) or of the voting rights available to shareholders of that company. In relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director without prejudice to any interest which the alternate Director has otherwise.

21.5	Where a company in which a director has a Relevant Interest is interested in a contract, he also shall be deemed interested in that contract.

21.6
If any question shall arise at any meeting of the directors as to the interest of a director (other than the chairman) in a contract and whether it is likely to give rise to a conflict of interest or as to the entitlement of any director (other than the chairman) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of the director’s interest (so far as it is known to him) has not been fairly disclosed to the directors. If any question shall arise in respect of the chairman, the question shall be decided by a resolution of the directors (for which purpose the chairman of the meeting shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman (so far as it is known to him) has not been fairly disclosed to the directors.

21.7
Subject to these articles, the directors may also cause any voting power conferred by the shares in any other company held or owned by the Company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company. Subject to these articles, a director may also vote on and be counted in the quorum in relation to any of such matters.

22.	GENERAL CONFLICT PROVISIONS

22.1	References in articles 18 to 21 and in this article 22 to:

22.1.1	a contract includes references to any proposed contract and to any transaction or arrangement or proposed transaction or arrangement whether or not constituting a contract; and

22.1.2	a conflict of interest includes a conflict of interest and duty and a conflict of duties.

22.2
The Company may by ordinary resolution suspend or relax the provisions of articles 18 to 21 to any extent or ratify any contract not properly authorised by reason of a contravention of any of the provisions of articles 18 to 21.

23.	PROPOSING DIRECTORS' WRITTEN RESOLUTIONS

23.1	Any director may propose a directors’ written resolution.

23.2	The company secretary must propose a directors’ written resolution if a director so requests.

23.3	A directors’ written resolution is proposed by giving notice of the proposed resolution to the directors.

23.4	Notice of a proposed directors’ written resolution must indicate:

23.4.1	the proposed resolution; and

23.4.2	the time by which it is proposed that the directors should adopt it.

23.5	Notice of a proposed directors’ written resolution must be given in writing to each director.

23.6	Any decision which a person giving notice of a proposed directors’ written resolution takes regarding the process of adopting that resolution must be taken reasonably in good faith.

24.	ADOPTION OF DIRECTORS' WRITTEN RESOLUTIONS

24.1
A proposed directors’ written resolution is adopted when all the directors who would have been entitled to vote on the resolution at a directors’ meeting have signed one or more copies of it, provided that those directors would have formed a quorum at such a meeting.

24.2	It is immaterial whether any director signs the resolution before or after the time by which the notice proposed that it should be adopted.

24.3	Once a directors’ written resolution has been adopted, it must be treated as if it had been a decision taken at a directors’ meeting in accordance with the articles.

25.	DIRECTORS' DISCRETION TO MAKE FURTHER RULES

Subject to the articles, the directors may regulate their proceedings and the manner in which they take decisions as they see fit.

26.	METHODS OF APPOINTING DIRECTORS

Any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director:

26.1	by ordinary resolution;

26.2	by a decision of the directors; or

26.3	by written notice by the majority holder to the Company instructing the directors to appoint a person nominated by the majority holder as a director.

27.	TERMINATION OF DIRECTOR'S APPOINTMENT

A person ceases to be a director as soon as:

27.1	that person ceases to be a director by virtue of any provision of the Act or is prohibited from being a director by law;

27.2	a bankruptcy order is made against that person;

27.3	a composition is made with that person's creditors generally in satisfaction of that person's debts;

27.4	he is removed from office under section 168 of the Act;

27.5	by reason of that person's mental health, a court makes an order which wholly or partly prevents that person from personally exercising any powers or rights which that person would otherwise have;

27.6	he has missed directors' meetings for a continuous period of six months, without permission from the directors, and the directors pass a resolution stating that he has ceased to be a director;

27.7	the majority holder removes him from office by written notice to the Company (such removal to be treated as an act of the Company); or

27.8	notification is received by the Company from the director that the director is resigning from office, and such resignation has taken effect in accordance with its terms.

28.	DIRECTORS' REMUNERATION

28.1	Directors may undertake any services for the Company that the directors decide.

28.2	Directors are entitled to such remuneration as the directors determine:

28.2.1	for their services to the Company as directors; and

28.2.2	for any other service which they undertake for the Company.

28.3	Subject to the articles, a director's remuneration may:

28.3.1	take any form; and

28.3.2	include any arrangements in connection with the payment of a pension, allowance or gratuity, or any death, sickness or disability benefits, to or in respect of that director.

28.4	Unless the directors decide otherwise, directors' remuneration accrues from day to day.

28.5
Unless the directors decide otherwise, directors are not accountable to the Company for any remuneration which they receive as directors or other officers or employees of the Company's subsidiaries or of any other body corporate in which the Company is interested.

29.	DIRECTORS' EXPENSES

The directors may pay any reasonable expenses which the directors properly incur in connection with their attendance at:

29.1	meetings of directors or committees of directors;

29.2	general meetings; or

29.3	separate meetings of the holders of any class of shares or of debentures of the Company,

or otherwise in connection with the exercise of their powers and the discharge of their duties and responsibilities in relation to the Company.

30.	APPOINTMENT AND REMOVAL OF ALTERNATE DIRECTORS

30.1
Any director (other than an alternate director) (in this article 30, the "appointor") may appoint any person (whether or not a director) to be an alternate director ("alternate" or "alternate director").

30.2	In the absence of the alternate's appointor, the alternate director may exercise the powers and carry out the responsibilities of his appointor in relation to the taking of decisions by the directors.

30.3	Any appointment or removal of an alternate director shall be made by notice in writing to the Company signed by the appointor and, in the case of an appointment, shall be approved:

30.3.1	by a decision of the directors; or

30.3.2	by written notice from the majority holder to the Company.

30.4	The notice must:

30.4.1	identify the proposed alternate director; and

30.4.2	in the case of a notice of appointment, contain a statement signed by the proposed alternate that he is willing to act as the alternate director of the appointor.

30.5	An alternate director has the same rights, in relation to any decision of the directors, as the alternate's appointor.

30.6	Except as otherwise provided in the articles, alternate directors:

30.6.1	are deemed for all purposes to be directors;

30.6.2	are liable for their own acts and omissions;

30.6.3	are subject to the same restrictions as their appointors; and

30.6.4	are not deemed to be the agents of or for their appointors.

30.7	Each alternate director shall be entitled to receive notice of all meetings of directors and of all meetings of committees of directors of which his appointor is a member.

30.8	A person who is an alternate director, but not a director:

30.8.1	may be counted as participating for the purposes of determining whether a quorum is present (but only if that person's appointor is not participating); and

30.8.2	may participate in decisions of the directors (but only if his appointor is eligible to participate in relation to that decision and does not himself participate).

30.9
On any decision of the directors, in addition to his own vote, a director who is also an alternate director is entitled (in the absence of his appointor) to a separate vote on behalf of his appointor (provided that his appointor is eligible to participate in relation to that decision).

30.10
An alternate director may be paid expenses and may be indemnified by the Company to the same extent as if he were a director. An alternate director shall not be entitled to receive from the Company any remuneration in his capacity as an alternate director except such part (if any) of the remuneration otherwise payable to his appointor as the appointor may by notice in writing to the Company from time to time direct.

30.11	An alternate director's appointment as an alternate terminates:

30.11.1	when the alternate's appointor revokes the appointment by notice to the Company in writing specifying when it is to terminate; or

30.11.2	when an event occurs in relation to the alternate which, if it occurred in relation to the alternate's appointor, would result in the termination of the appointor's appointment as a director; or

30.11.3	when the alternate director's appointor ceases to be a director for whatever reason.

SHARES AND DISTRIBUTIONS

31.	CHANGING THE SPECIAL RIGHTS OF SHARES

31.1
If the Company's share capital is split into different classes of share, and if the Act allows this, the special rights which are attached to any of these classes can be varied or abrogated if this is approved by:

31.1.1
a special resolution, or such other resolution as may be required pursuant to the terms of such class of share, passed at a separate meeting of the holders of the relevant class of shares, called a class meeting; or

31.1.2	the consent in writing of the holders of three-quarters in nominal value of the issued shares of the relevant class.

31.2	The special rights of a class of shares can be varied or abrogated while the Company is a going concern, or while the Company is being wound up, or if this is being considered.

31.3	All the articles relating to general meetings apply to a class meeting, but with the following adjustments:

31.3.1
A person or persons holding (or acting as proxies for) at least one third of the total nominal value of the existing shares of the class are a quorum. However, if this quorum is not present at an adjourned meeting, one person who holds shares of the class, or his proxy, is a quorum.

31.3.2	Anybody who is personally present, or who is represented by a proxy, can demand a poll.

31.3.3
On a poll, the holders of shares will have one vote for every share of the class which they hold. This is subject to any special rights or restrictions which are attached to any class of shares by the articles, or when rights are attached to shares in some other way under the articles.

31.4
This article 31 also applies to the variation or abrogation of special rights of shares forming part of a class. Each part of the class which is being treated differently is viewed as a separate class in operating this article 31.

32.	MORE ABOUT THE SPECIAL RIGHTS OF SHARES

32.1	The special rights of existing shares are not regarded as varied:

32.1.1	if new shares are created, or issued, which rank equally with or subsequent to any other existing shares in sharing in profits or assets of the Company; or

32.1.2	if the Company buys back its own shares.

But this does not apply if the terms of the existing shares expressly say otherwise.

32.2	The special rights of existing shares are regarded as varied if new shares are created, or issued, which rank in priority to any other existing shares in sharing in profits or assets of the Company.

But this does not apply if the terms of the existing shares expressly say otherwise.

33.	COMPANY MAY ISSUE PARTLY PAID SHARES

The Company may issue shares which are wholly or partly unpaid in respect of their nominal value or any premium to be paid to the Company in consideration for their issue.

34.	POWER TO ISSUE DIFFERENT CLASSES OF SHARE

34.1
Subject to the articles, but without prejudice to the rights attached to any existing share, the Company may issue shares with such rights or restrictions as may be determined by ordinary resolution or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the directors may decide.

34.2
The Company may issue shares which are to be redeemed, or are liable to be redeemed at the option of the Company or the holder, and the directors may determine the terms, conditions and manner of redemption of any such shares.

35.	COMPANY NOT BOUND BY LESS THAN ABSOLUTE INTERESTS

Except as required by law, no person is to be recognised by the Company as holding any share upon any trust, and except as otherwise required by law or the articles, the Company is not in any way to be bound by or recognise any interest in a share other than the holder's absolute ownership of it and all the rights attaching to it.

36.	CERTIFICATES TO BE ISSUED EXCEPT IN CERTAIN CASES

36.1	The Company must issue each shareholder with one or more certificates in respect of the shares which that shareholder holds.

36.2	This article 36 does not apply to:

36.2.1	uncertificated shares;

36.2.2	shares in respect of which a share warrant has been issued; or

36.2.3	shares in respect of which the Act permits the Company not to issue a certificate.

36.3	Except as otherwise specified in the articles, all certificates must be issued free of charge.

36.4	No certificate may be issued in respect of shares of more than one class.

36.5	If more than one person holds a share, only one certificate may be issued in respect of it.

36.6	When the Company delivers a certificate to one joint shareholder, this is treated as delivery to all of the joint shareholders.

36.7	The Company can deliver a certificate to a broker or agent who is acting for a person who is buying the shares, or who is having the shares transferred to him.

37.	CONTENTS AND EXECUTION OF SHARE CERTIFICATES

37.1	Every certificate must specify:

37.1.1	in respect of how many shares, of what class, it is issued;

37.1.2	the nominal value of those shares; and

37.1.3	either that the shares are fully paid, or the amount paid up on each share.

37.2	Certificates must:

37.2.1	have affixed to them the Company's common seal or an official seal which is a facsimile of the Company's common seal with the addition on its face of the word "Securities" (a "securities seal"); or

37.2.2	be otherwise executed in accordance with the Act.

38.	CONSOLIDATED SHARE CERTIFICATES

38.1	When a shareholder's holding of shares of a particular class increases, the Company may issue that shareholder with:

38.1.1	a single, consolidated certificate in respect of all the shares of a particular class which that shareholder holds; or

38.1.2	a separate certificate in respect of only those shares by which that shareholder's holding has increased.

38.2
When a shareholder's holding of shares of a particular class is reduced, the Company must ensure that the shareholder is issued with one or more certificates in respect of the number of shares held by the shareholder after that reduction. But the Company need not (in the absence of a request from the shareholder) issue any new certificate if:

38.2.1	all the shares which the shareholder no longer holds as a result of the reduction; and

38.2.2	none of the shares which the shareholder retains following the reduction,

were, immediately before the reduction, represented by the same certificate.

38.3	A shareholder may request the Company, in writing, to replace:

38.3.1	the shareholder's separate certificates with a consolidate certificate; or

38.3.2	the shareholder's consolidated certificate with two or more separate certificates representing such proportion of the shares as the shareholder may specify.

38.4	When the Company complies with such a request it may charge such reasonable fee as the directors may decide for doing so.

38.5	A consolidated certificate must not be issued unless any certificates which it is to replace have first been returned to the Company for cancellation.

39.	REPLACEMENT SHARE CERTIFICATES

39.1	If a certificate issued in respect of a shareholder's shares is:

39.1.1	damaged or defaced; or

39.1.2	said to be lost, stolen or destroyed,

that shareholder is entitled to be issued with a replacement certificate in respect of the same shares.

39.2	A shareholder exercising the right to be issued with such a replacement certificate:

39.2.1	must return the certificate which is to be replaced to the Company if it is damaged or defaced; and

39.2.2	must comply with such conditions as to evidence, indemnity and the payment of a reasonable fee as the directors decide.

40.	UNCERTIFICATED SHARES

40.1	In this article 40, the "relevant rules" means:

40.1.1	any applicable provision of the Act about the holding, evidencing of title to, or transfer of shares other than in certificated form; and

40.1.2	any applicable legislation, rules or other arrangements made under or by virtue of such provision.

40.2	The provisions of this article 40 have effect subject to the relevant rules.

40.3	Any provision of the articles which is inconsistent with the relevant rules must be disregarded, to the extent that it is inconsistent, whenever the relevant rules apply.

40.4	Any share or class of shares of the Company may be issued or held on such terms, or in such a way, that:

40.4.1	title to it or them is not, or must not be, evidenced by a certificate; or

40.4.2	it or they may or must be transferred wholly or partly without a certificate.

40.5	The directors have power to take such steps as they think fit in relation to:

40.5.1	the evidencing of and transfer of title to uncertificated shares (including in connection with the issue of such shares);

40.5.2	any records relating to the holding of uncertificated shares;

40.5.3	the conversion of certificated shares into uncertificated shares; or

40.5.4	the conversion of uncertificated shares into certificated shares.

40.6	The Company may by notice to the holder of a share require that share:

40.6.1	if it is uncertificated, to be converted into certificated form; and

40.6.2	if it is certificated, to be converted into uncertificated form,

to enable it to be dealt with in accordance with the articles.

40.7	If:

40.7.1	the articles give the directors power to take action, or require other persons to take action, in order to sell, transfer or otherwise dispose of shares, and

40.7.2
uncertificated shares are subject to that power, but the power is expressed in terms which assume the use of a certificate or other written instrument, the directors may take such action as is necessary or expedient to achieve the same results when exercising that power in relation to uncertificated shares.

the directors may take such action as is necessary or expedient to achieve the same results when exercising that power in relation to uncertificated shares.

40.8
In particular, the directors may take such action as they consider appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of an uncertificated share or otherwise to enforce a lien in respect of it.

40.9
Unless the directors otherwise determine, shares which a shareholder holds in uncertificated form must be treated as separate holdings from any shares which that shareholder holds in certificated form.

40.10	A class of shares must not be treated as two classes simply because some shares of that class are held in certificated form and others are held in uncertificated form.

41.	SHARE WARRANTS

41.1	The directors may issue a share warrant in respect of any fully paid share.

41.2	Share warrants must be:

41.2.1	issued in such form; and

41.2.2	executed in such manner,

as the directors decide.

41.3	A share represented by a share warrant may be transferred by delivery of the warrant representing it.

41.4	The directors may make provision for the payment of dividends in respect of any share represented by a share warrant.

41.5	Subject to the articles, the directors may decide the conditions on which any share warrant is issued. In particular, they may:

41.5.1	decide the conditions on which new warrants are to be issued in place of warrants which are damaged or defaced, or said to have been lost, stolen or destroyed;

41.5.2	decide the conditions on which bearers of warrants are entitled to attend and vote at general meetings;

41.5.3	decide the conditions subject to which bearers of warrants may surrender their warrant so as to hold their shares in certificated or uncertificated form instead; and

41.5.4	vary the conditions of issue of any warrant from time to time,

and the bearer of a warrant is subject to the conditions and procedures in force in relation to it, whether or not they were decided or specified before the warrant was issued.

41.6
 Subject to the conditions on which the warrants are issued from time to time, bearers of share warrants have the same rights and privileges as they would if their names had been included in the register as holders of the shares represented by their warrants.

41.7	The Company must not in any way be bound by or recognise any interest in a share represented by a share warrant other than the absolute right of the bearer of that warrant to that warrant.

42.	COMPANY'S LIEN OVER PARTLY PAID SHARES

42.1	The Company has a lien over every share which is partly paid for any part of:

42.1.1	that share's nominal value; and

42.1.2	any premium at which that share was issued,

which has not been paid to the Company, and which is payable immediately or at some time in the future, whether or not a call has been made in respect of it.

42.2	The Company's lien over a share:

42.2.1	takes priority over any third party's interest in that share; and

42.2.2	extends to any dividend or other money payable by the Company in respect of that share and (if the lien is enforced and the share is sold by the Company) to the proceeds of sale of that share.

43.	ENFORCEMENT OF A LIEN

43.1
Subject to the provisions of this article 43, if a lien enforcement notice has been given in respect of a share and the person to whom the notice was given has failed to comply with it, the Company may sell that share in such manner as the directors decide.

43.2	A lien enforcement notice:

43.2.1	may only be given in respect of a share which is subject to the Company's lien, in respect of which a sum is payable and the due date for payment of that sum has passed;

43.2.2	must specify the share concerned;

43.2.3	must require payment of the sum payable within 14 days of the notice;

43.2.4	must be addressed either to the holder of the share or to a person entitled to it by reason of the holder's death, bankruptcy or otherwise; and

43.2.5	must state the Company's intention to sell the share if the notice is not complied with.

43.3	Where shares are sold under this article 43:

43.3.1	the directors may authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser; and

43.3.2	the transferee is not bound to see to the application of the consideration, and the transferee's title is not affected by any irregularity in or invalidity of the process leading to the sale.

43.4	The net proceeds of any such sale (after payment of the costs of sale and any other costs of enforcing the lien) must be applied:

43.4.1	first, in payment of so much of the sum for which the lien exists as was payable at the date of the lien enforcement notice;

43.4.2
second, to the person entitled to the shares at the date of the sale, but only after the certificate for the shares sold has been surrendered to the Company for cancellation or a suitable indemnity has been given for any lost certificates, and subject to a lien equivalent to the Company's lien over the shares before the sale for any money payable in respect of the shares after the date of the lien enforcement notice.

44.	CALLS ON SHARES

44.1
Subject to the terms of allotment of the relevant shares, the directors may make any call (a "call") upon the shareholders in respect of any sum whether in respect of nominal value or premium that is unpaid on their shares.

44.2
Each shareholder shall, subject to receiving at least 14 clear days' notice (a "call notice") specifying when and where payment is to be made (the "call payment date"), pay to the Company as required by the notice the amount so called on his shares. A call may be revoked in whole or part before receipt by the Company of any sum due in respect of such call and payment of a call may be postponed in whole or part as the directors think fit.

44.3	The holder of a share at the time a call is due to be paid shall be the person liable to pay the call, and in the case of joint holders they shall be jointly and severally liable.

45.	FAILURE TO COMPLY WITH A CALL NOTICE

45.1	If any amount payable in respect of a share on allotment or at a fixed date, whether in respect of nominal value or premium or as an instalment of a call, is not paid:

45.1.1	the directors may issue a notice of intended forfeiture to that person; and

45.1.2	until the call is paid, that person must pay the Company interest on the call from the call payment date at the relevant rate.

45.2	For the purposes of this article 45 the "relevant rate" is:

45.2.1	the rate fixed by the terms on which the share in respect of which the call is due was allotted;

45.2.2	such other rate as was fixed in the call notice which required payment of the call, or has otherwise been determined by the directors; or

45.2.3	if no rate is fixed in either of these ways, five per cent per annum.

45.3	The directors may waive any obligation to pay interest on a call wholly or in part.

46.	NOTICE OF INTENDED FORFEITURE

A notice of intended forfeiture:

46.1	may be sent in respect of any share in respect of which a call has not been paid as required by a call notice;

46.2	must be sent to the holder of that share or to a person entitled to it by reason of the holder's death, bankruptcy or otherwise;

46.3	must require payment of the call and any accrued interest by a date which is not less than 14 clear days after the date of the notice;

46.4	must state how the payment is to be made; and

46.5	must state that if the notice is not complied with, the shares in respect of which the call is payable will be liable to be forfeited.

47.	FORFEITURE

47.1
If a notice of intended forfeiture is not complied with before the date by which payment of the call is required in the notice of intended forfeiture, the directors may decide that any share in respect of which it was given is forfeited, and the forfeiture is to include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

47.2	Subject to the articles, the forfeiture of a share extinguishes:

47.2.1	all interests in that share, and all claims and demands against the Company in respect of it; and

47.2.2	all other rights and liabilities incidental to the share as between the person whose share it was prior to the forfeiture and the Company.

47.3	Any share which is forfeited in accordance with the articles:

47.3.1	is deemed to have been forfeited when the directors decide that it is forfeited;

47.3.2	is deemed to be the property of the Company; and

47.3.3	may be sold, re-allotted or otherwise disposed of as the directors think fit.

47.4	If a person's shares have been forfeited:

47.4.1	the Company must send that person notice that forfeiture has occurred and record it in the register of members;

47.4.2	that person ceases to be a shareholder in respect of those shares;

47.4.3	that person must surrender the certificate for the shares forfeited to the Company for cancellation;

47.4.4
that person remains liable to the Company for all sums payable by that person under the articles at the date of forfeiture in respect of those shares, including any interest (whether accrued before or after the date of forfeiture); and

47.4.5
the directors may waive payment of such sums wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

47.5
At any time before the Company disposes of a forfeited share, the directors may decide to cancel the forfeiture on payment of all calls and interest due in respect of it and on such other terms as they think fit.

48.	PROCEDURE FOLLOWING FORFEITURE

48.1
If a forfeited share is to be disposed of by being transferred, the Company may receive the consideration for the transfer and the directors may authorise any person to execute the instrument of transfer.

48.2
If the Company sells a forfeited share, the person who held it prior to its forfeiture is entitled to receive from the Company the proceeds of such sale, net of any commission, and excluding any amount which:

48.2.1	was, or would have become, payable; and

48.2.2	had not, when that share was forfeited, been paid by that person in respect of that share,

but no interest is payable to such a person in respect of such proceeds and the Company is not required to account for any money earned on them.

49.	SURRENDER OF SHARES

49.1	A shareholder may surrender any share in respect of which the directors may issue a notice of intended forfeiture or which the directors may forfeit.

49.2	The effect of surrender on a share is the same as the effect of forfeiture on that share, and a share which has been surrendered may be dealt with in the same way as a share which has been forfeited.

50.	TRANSFERS OF CERTIFICATED SHARES

50.1	Certificated shares may be transferred by means of an instrument of transfer in any usual form or any other form approved by the directors, which is executed by or on behalf of:

50.1.1	the transferor; and

50.1.2	(if any of the shares is partly paid) the transferee.

50.2	No fee may be charged for registering any instrument of transfer or other document relating to or affecting the title to any share.

50.3	The Company may retain any instrument of transfer which is registered.

50.4	The transferor remains the holder of a certificated share until the transferee’s name is entered in the register of members as holder of it.

50.5	The directors may refuse to register the transfer of a certificated share if:

50.5.1	the share is not fully paid;

50.5.2	the transfer is not lodged at the Company’s registered office or such other place as the directors have appointed;

50.5.3
the transfer is not accompanied by the certificate for the shares to which it relates, or such other evidence as the directors may reasonably require to show the transferor’s right to make the transfer, or evidence of the right of someone other than the transferor to make the transfer on the transferor’s behalf;

50.5.4	the transfer is in respect of more than one class of share; or

50.5.5	the transfer is in favour of more than four transferees.

50.6
If the directors refuse to register the transfer of a share, the instrument of transfer must be returned to the transferee with the notice of refusal unless they suspect that the proposed transfer may be fraudulent.

51.	TRANSFER OF UNCERTIFICATED SHARES

A transfer of an uncertificated share must not be registered if it is in favour of more than four transferees.

52.	TRANSMISSION OF SHARES

52.1	If title to a share passes to a transmittee, the Company may only recognise the transmittee as having any title to that share.

52.2	Nothing in these articles releases the estate of a deceased shareholder from any liability in respect of a share solely or jointly held by that shareholder.

53.	TRANSMITTEES’ RIGHTS

53.1	A transmittee who produces such evidence of entitlement to shares as the directors may properly require:

53.1.1	may, subject to the articles, choose either to become the holder of those shares or to have them transferred to another person; and

53.1.2	subject to the articles, and pending any transfer of the shares to another person, has the same rights as the holder had.

53.2
But transmittees do not have the right to attend or vote at a general meeting in respect of shares to which they are entitled, by reason of the holder’s death or bankruptcy or otherwise, unless they become the holders of those shares

54.	EXERCISE OF TRANSMITTEES’ RIGHTS

54.1	Transmittees who wish to become the holders of shares to which they have become entitled must notify the Company in writing of that wish.

54.2	If the share is a certificated share and a transmittee wishes to have it transferred to another person, the transmittee must execute an instrument of transfer in respect of it.

54.3	If the share is an uncertificated share and the transmittee wishes to have it transferred to another person, the transmittee must:

54.3.1	procure that all appropriate instructions are given to effect the transfer; or

54.3.2	procure that the uncertificated share is changed into certificated form and then execute an instrument of transfer in respect of it.

54.4
Any transfer made or executed under this article 54 is to be treated as if it were made or executed by the person from whom the transmittee has derived rights in respect of the share, and as if the event which gave rise to the transmission had not occurred.

55.	TRANSMITTEES BOUND BY PRIOR NOTICES

If a notice is given to a shareholder in respect of shares and a transmittee is entitled to those shares, the transmittee is bound by the notice if it was given to the shareholder before the transmittee’s name has been entered in the register of members.

56.	PROCEDURE FOR DISPOSING OF FRACTIONS OF SHARES

56.1	This article 56 applies where:

56.1.1	there has been a consolidation or division of shares; and

56.1.2	as a result, shareholders are entitled to fractions of shares.

56.2	The directors may:

56.2.1	sell the shares representing the fractions to any person including the Company for the best price reasonably obtainable;

56.2.2	in the case of a certificated share, authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser; and

56.2.3	distribute the net proceeds of sale in due proportion among the holders of the shares.

56.3
Where any shareholder’s entitlement to a portion of the proceeds of sale amounts to less than a minimum figure determined by the directors, that shareholder’s portion may be distributed to an organisation which is a charity for the purposes of the law of England and Wales, Scotland or Northern Ireland.

56.4
In the case of an uncertificated share the directors may, in order to enable the Company to deal with the share under this article 56, require the operator of CREST to convert the share into a certificated share and after such conversion authorise any person to transfer and/or take such other steps as they think fit to effect the transfer.

56.5	The person to whom the shares are transferred is not obliged to ensure that any purchase money is received by the person entitled to the relevant fractions.

56.6	The transferee’s title to the shares is not affected by any irregularity in or invalidity of the process leading to their sale.

57.	PROCEDURE FOR DECLARING DIVIDENDS

57.1
The Company may by ordinary resolution declare dividends, and the directors may decide to declare or pay interim dividends. For the avoidance of doubt, the directors may decide to pay an interim dividend without first declaring it.

57.2	A dividend must not be declared unless the directors have made a recommendation as to its amount. Such a dividend must not exceed the amount recommended by the directors.

57.3	No dividend may be declared or paid unless it is in accordance with shareholders' respective rights.

57.4
Unless the shareholders' resolution to declare or directors' decision to declare or pay a dividend, or the terms on which shares are issued, specify otherwise, it must be paid by reference to each shareholder's holding of shares on the date of the resolution or decision to declare or pay it.

57.5
If the Company's share capital is divided into different classes, no interim dividend may be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear unless the different class of shares provides otherwise.

57.6	The directors may pay at intervals any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment.

57.7
If the directors act in good faith, they do not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on shares with deferred or non-preferred rights.

58.	PAYMENT OF DIVIDENDS AND OTHER DISTRIBUTIONS

58.1	Where a dividend or other sum which is a distribution is payable in respect of a share, it must be paid by one or more of the following means:

58.1.1	transfer to a bank or building society account specified by the distribution recipient either in writing or as the directors may otherwise decide;

58.1.2
sending a cheque made payable to the distribution recipient by post to the distribution recipient at the distribution recipient's registered address (if the distribution recipient is a holder of the share), or (in any other case) to an address specified by the distribution recipient either in writing or as the directors may otherwise decide;

58.1.3	any other means of payment as the directors agree with the distribution recipient in writing or as the directors may otherwise decide.

58.2	In this article 58, the "distribution recipient" means, in respect of a share in respect of which a dividend or other sum is payable:

58.2.1	the holder of the share; or

58.2.2	if the share has two or more joint holders, whichever of them is named first in the register of members; or

58.2.3	if the holder is no longer entitled to the share by reason of death or bankruptcy, or otherwise by operation of law, the person entitled to such share.

58.3
Any dividend on any shares in registered form can be paid to the registered holder or holders of the shares, either at the close of business on a particular day stated in the resolution passed for payment of the dividend. Such dividend will be based on the number of shares registered on that day. This article 58.3 applies whether what is being done is the result of a resolution of the Directors or a resolution passed at a general meeting. The date can be before any relevant resolution was passed. This article 58.3 does not affect the rights between past and present shareholders to payments or other benefits.

59.	NO INTEREST ON DISTRIBUTIONS

The Company may not pay interest on any dividend or other sum payable in respect of a share unless otherwise provided by:

59.1	the terms on which the share was issued; or

59.2	the provisions of another agreement between the holder of that share and the Company.

60.	DEDUCTION FROM DIVIDENDS

The directors may deduct from any dividend payable on or in respect of a share all sums of money presently payable by the holder to the Company on any account whatsoever.

61.	UNCLAIMED DISTRIBUTIONS

61.1	All dividends or other sums which are:

61.1.1	payable in respect of shares; and

61.1.2	unclaimed after having been declared or become payable,

may be invested or otherwise made use of by the directors for the benefit of the Company until claimed.

61.2	The payment of any such dividend or other sum into a separate account does not make the Company a trustee in respect of it.

61.3	If:

61.3.1	12 years have passed from the date on which a dividend or other sum became due for payment; and

61.3.2	the distribution recipient has not claimed it,

the distribution recipient is no longer entitled to that dividend or other sum and it ceases to remain owing by the Company.

62.	NON-CASH DISTRIBUTIONS

62.1
Subject to the terms of issue of the share in question, the Company may, by ordinary resolution on the recommendation of the directors, decide to pay all or part of a dividend or other distribution payable in respect of a share by transferring non-cash assets of equivalent value (including, without limitation, shares or other securities in any company).

62.2
If the shares in respect of which such a non-cash distribution is paid are uncertificated, any shares in the Company which are issued as a non-cash distribution in respect of them must be uncertificated.

62.3	For the purposes of paying a non-cash distribution, the directors may make whatever arrangements they think fit, including, where any difficulty arises regarding the distribution:

62.3.1	fixing the value of any assets;

62.3.2	paying cash to any distribution recipient on the basis of that value in order to adjust the rights of recipients; and

62.3.3	vesting any assets in trustees.

63.	WAIVER OF DISTRIBUTIONS

Distribution recipients may waive their entitlement to a dividend or other distribution payable in respect of a share by giving the Company notice in writing to that effect, but if:

63.1	the share has more than one holder; or

63.2	more than one person is entitled to the share, whether by reason of the death or bankruptcy of one or more joint holders, or otherwise,

the notice is not effective unless it is expressed to be given, and signed, by all the holders or persons otherwise entitled to the share.

64.	AUTHORITY TO CAPITALISE AND APPROPRIATION OF CAPITALISED SUMS

64.1	Subject to the articles, the directors may, if they are so authorised by an ordinary resolution:

64.1.1
decide to capitalise any profits of the Company (whether or not they are available for distribution) which are not required for paying a preferential dividend, or any sum standing to the credit of the Company's share premium account or capital redemption reserve; and

64.1.2
appropriate any sum which they so decide to capitalise (a "capitalised sum") to the persons who would have been entitled to it if it were distributed by way of dividend (the "persons entitled") and in the same proportions.

64.2	Capitalised sums must be applied:

64.2.1	on behalf of the persons entitled; and

64.2.2	in the same proportions as a dividend would have been distributed to them.

64.3
Any capitalised sum may be applied in paying up new shares of a nominal amount equal to the capitalised sum which are then allotted credited as fully paid to the persons entitled or as they may direct.

64.4
A capitalised sum which was appropriated from profits available for distribution may be applied in paying up new debentures of the Company which are then allotted credited as fully paid to the persons entitled or as they may direct.

64.5	Subject to the articles the directors may:

64.5.1	apply capitalised sums in accordance with articles 64.3 and 64.4 partly in one way and partly in another;

64.5.2
make such arrangements as they think fit to deal with shares or debentures becoming distributable in fractions under this article 64 (including the issuing of fractional certificates or the making of cash payments); and

64.5.3
authorise any person to enter into an agreement with the Company on behalf of all the persons entitled which is binding on them in respect of the allotment of shares and debentures to them under this article 64.

DECISION-MAKING BY SHAREHOLDERS

65.	NOTICE, ATTENDANCE AND SPEAKING AT GENERAL MEETINGS

65.1	General meetings shall be called by at least 14 clear days' notice (that is, excluding the day of the general meeting and the day on which the notice is given).

65.2
A general meeting may be called by shorter notice if it is so agreed, in the case of an annual general meeting, by all the shareholders having a right to attend and vote, or, in other cases, by a majority in number of the shareholders having a right to attend and vote, being a majority together holding not less than 95 per cent in nominal value of the shares giving that right.

65.3	The notice shall specify the date, time and place of the meeting and the general nature of the business to be transacted.

65.4
Subject to the articles and to any restrictions imposed on any shares, the notice shall be given to all the shareholders, to all persons entitled to a share in consequence of the death or bankruptcy of a shareholder and to the directors and auditors of the Company.

65.5
If any notice, document or other information relating to any meeting or other proceeding is accidentally not sent or supplied, or is not received (even if the Company becomes aware of such non-receipt), the meeting or other proceeding will not be invalid as a result.

65.6	A shareholder present in person or by proxy at a general meeting is treated as having received proper notice of that meeting and, where necessary, of the purpose of that meeting.

65.7
If the postal service in the United Kingdom or some part of the United Kingdom is suspended or restricted, the directors only need to give notice of a meeting to shareholders with whom the Company can communicate by electronic means and who have provided the Company with an address for this purpose. The Company must also publish the notice in at least one United Kingdom national newspaper and make it available on its website from the date of such publication until the conclusion of the meeting or any adjournment of the meeting.  If it becomes generally possible to send or supply notices by post in hard copy form at least six clear days before the meeting, the directors will send or supply a copy of the notice by post to those who would otherwise receive it in hard copy form by way of confirmation.

65.8
If the directors consider that it is impractical, or unreasonable, to hold a general meeting at the place stated in the notice calling the meeting, they can move or postpone the meeting, or do both of these things. If the directors do this, an announcement of the date, time and place of the rearranged meeting will, if practical, be published in at least two United Kingdom national newspapers. Notice of the business of the meeting does not need to be given again.  The directors must take reasonable steps to ensure that any shareholder trying to attend the meeting at the original time and place is informed of the new arrangements. If a meeting is rearranged in this way, proxy forms are valid if they are received as required by these articles not less than 48 hours before the time of the rearranged meeting. The directors can also move or postpone the rearranged meeting, or both, under this article 65.8.

65.9
A person is able to exercise the right to speak at a general meeting when that person is in a position to communicate to all those attending the meeting, during the meeting, any information or opinions which that person has on the business of the meeting.

65.10	A person is able to exercise the right to vote at a general meeting when:

65.10.1	that person is able to vote, during the meeting, on resolutions put to the vote at the meeting; and

65.10.2	that person's vote can be taken into account in determining whether or not such resolutions are passed at the same time as the votes of all the other persons attending the meeting.

65.11	The directors may make whatever arrangements they consider appropriate to enable those attending a general meeting to exercise their rights to speak or vote at it.

65.12	In determining attendance at a general meeting, it is immaterial whether any two or more shareholders attending it are in the same place as each other.

65.13
Two or more persons who are not in the same place as each other attend a general meeting if their circumstances are such that if they have (or were to have) rights to speak and vote at that meeting, they are (or would be) able to exercise them.

66.	QUORUM FOR GENERAL MEETINGS

66.1	No business other than the appointment of the chairman of the meeting is to be transacted at a general meeting if the persons attending it do not constitute a quorum.

66.2	The number of persons who shall constitute a quorum shall be:

66.2.1	if the Company has only one shareholder, one shareholder (present in person or by proxy or, if a corporate shareholder, by its duly authorised representative); and

66.2.2
if the Company has more than one shareholder, any two shareholders entitled to vote upon the business to be transacted (present in person or by proxy or, if a corporate shareholder, by its duly authorised representative).

67.	CHAIRING GENERAL MEETINGS

67.1	If the directors have appointed a chairman, the chairman shall chair general meetings if present and willing to do so.

67.2	If the directors have not appointed a chairman, or if the chairman is unwilling to chair the meeting or is not present within 10 minutes of the time at which a meeting was due to start:

67.2.1	the directors present; or

67.2.2	(if no directors are present), the meeting,

must appoint a director or shareholder to chair the meeting, and the appointment of the chairman of the meeting must be the first business of the meeting.

67.3	The person chairing a meeting in accordance with this article 67 is referred to as the chairman of the meeting.

Attendance and speaking by directors and non-shareholders

67.4	Directors may attend and speak at general meetings, whether or not they are shareholders.

67.5	The chairman of the meeting may permit other persons who are not:

67.5.1	shareholders in the Company; or

67.5.2	otherwise entitled to exercise the rights of shareholders in relation to general meetings,

to attend and speak at a general meeting.

Adjournment

67.6
If the persons attending a general meeting within 5 minutes of the time at which the meeting was due to start do not constitute a quorum, or if during a meeting a quorum ceases to be present, the chairman of the meeting must adjourn it.

67.7	The chairman of the meeting may adjourn a general meeting at which a quorum is present if:

67.7.1	the meeting consents to an adjournment; or

67.7.2
it appears to the chairman of the meeting that an adjournment is necessary to protect the safety of any person attending the meeting or ensure that the business of the meeting is conducted in an orderly manner.

67.8	The chairman of the meeting must adjourn a general meeting if directed to do so by the meeting.

67.9	When adjourning a general meeting, the chairman of the meeting must:

67.9.1	either specify the time and place to which it is adjourned or state that it is to continue at a time and place to be fixed by the directors; and

67.9.2	have regard to any directions as to the time and place of any adjournment which have been given by the meeting.

67.10
If the continuation of an adjourned meeting is to take place more than 14 days after it was adjourned, the Company must give at least seven clear days' notice of it (that is, excluding the day of the adjourned meeting and the day on which the notice is given):

67.10.1	to the same persons to whom notice of the Company's general meetings is required to be given; and

67.10.2	containing the same information which such notice is required to contain.

67.11	No business may be transacted at an adjourned general meeting which could not properly have been transacted at the meeting if the adjournment had not taken place.

68.	VOTING: GENERAL

A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is duly demanded in accordance with the articles.

69.	ERRORS AND DISPUTES

69.1
No objection may be raised to the qualification of any person voting at a general meeting except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting is valid.

69.2	Any such objection must be referred to the chairman of the meeting, whose decision is final.

70.	POLL VOTES

70.1	A poll on a resolution may be demanded:

70.1.1	in advance of the general meeting where it is to be put to the vote; or

70.1.2	at a general meeting, either before a show of hands on that resolution or immediately after the result of a show of hands on that resolution is declared.

70.2	A poll may be demanded by:

70.2.1	the chairman of the meeting;

70.2.2	the directors;

70.2.3	two or more persons having the right to vote on the resolution; or

70.2.4	a person or persons representing not less than one tenth of the total voting rights of all the shareholders having the right to vote on the resolution.

70.3	A demand for a poll may be withdrawn if:

70.3.1	the poll has not yet been taken; and

70.3.2	the chairman of the meeting consents to the withdrawal.

70.4	A demand for a poll which is withdrawn shall not invalidate the result of a show of hands declared before the demand was made.

70.5
A poll demanded on the election of a chairman or on a question of adjournment shall be taken immediately. A poll demanded on any other question shall be taken at such time (not being more than 30 days from the date of the meeting or adjourned meeting at which that poll is demanded) and place and in such manner as the chairman of the meeting directs.

71.	CONTENT OF PROXY NOTICES

71.1	Proxies may only validly be appointed by a notice in writing (a "proxy notice") which:

71.1.1	states the name and address of the shareholder appointing the proxy;

71.1.2	identifies the person appointed to be that shareholder's proxy and the general meeting in relation to which that person is appointed;

71.1.3	is signed by or on behalf of the shareholder appointing the proxy, or is authenticated in such manner as the directors may determine; and

71.1.4	is delivered to the Company in accordance with the articles and, subject to article 71.5, any instructions contained in the notice of the general meeting to which they relate.

71.2	The Company may require proxy notices to be delivered in a particular form, and may specify different forms for different purposes.

71.3	Proxy notices may specify how the proxy appointed under them is to vote (or that the proxy is to abstain from voting) on one or more resolutions.

71.4	Unless a proxy notice indicates otherwise, it must be treated as:

71.4.1	allowing the person appointed under it as a proxy discretion as to how to vote on any ancillary or procedural resolutions put to the meeting; and

71.4.2	appointing that person as a proxy in relation to any adjournment of the general meeting to which it relates as well as the meeting itself.

72.	DELIVERY OF PROXY NOTICES

72.1
Any notice of a general meeting must specify the address or addresses at which the Company or its agents will receive proxy notices relating to that meeting, or any adjournment of it, delivered in hard copy or electronic form.

72.2	The last time for delivery of the proxy notice to the Company must not be earlier than the following time:

72.2.1	in the case of a meeting or adjourned meeting, 48 hours before the time for holding the meeting or adjourned meeting;

72.2.2	in the case of a poll taken more than 48 hours after it was demanded, 24 hours before the time appointed for the taking of the poll; and

72.2.3	in the case of a poll taken not more than 48 hours after it was demanded, the time at which it was demanded.

72.3	The directors may specify in the notice of meeting that in calculating the time for delivery of proxies, no account has been taken of any part of a day that is not a working day.

72.4
A person who is entitled to attend, speak or vote (either on a show of hands or on a poll) at a general meeting remains so entitled in respect of that meeting or any adjournment of it, even though a valid proxy notice has been delivered to the Company by or on behalf of that person.

72.5	An appointment under a proxy notice may be revoked by delivering to the Company a notice in writing given by or on behalf of the person by whom or on whose behalf the proxy notice was given.

72.6	A notice revoking a proxy appointment only takes effect if it is delivered before the start of the meeting or adjourned meeting to which it relates.

72.7	If a proxy notice is not executed by the person appointing the proxy, it must be accompanied by written evidence of the authority of the person who executed it to execute it on the appointor's behalf.

73.	AMENDMENTS TO RESOLUTIONS

73.1	An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if:

73.1.1
notice of the proposed amendment is given to the Company in writing by a person entitled to vote at the general meeting at which it is to be proposed not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine); and

73.1.2	the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

73.2	A special resolution to be proposed at a general meeting may be amended by ordinary resolution, if:

73.2.1	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

73.2.2	the amendment does not go beyond what is necessary to correct a grammatical or other non-substantive error in the resolution.

73.3	If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman's error does not invalidate the vote on that resolution.

ADMINISTRATIVE ARRANGEMENTS

74.	MEANS OF COMMUNICATION TO BE USED

74.1
Subject to the other provisions of these articles, anything sent or supplied by or to the Company under the articles may be sent or supplied in any way in which the Act provides for documents or information which are authorised or required by any provision of that Act to be sent or supplied by or to the Company.

74.2
Subject to the other provisions of these articles, any notice or document to be sent or supplied to a director in connection with the taking of decisions by directors may also be sent or supplied by the means by which that director has asked to be sent or supplied with such notices or documents for the time being.

74.3
A director may agree with the Company that notices or documents sent to that director in a particular way are to be deemed to have been received within a specified time of their being sent, and for the specified time to be less than 48 hours.

74.4
The address for service of the Company shall be the office or such other place as the directors may appoint. The address for service of each shareholder shall be his address in the register of members within the United Kingdom or such other address for service, which may include an electronic address, as the addressee may from time to time notify to the Company for the purposes of this article 74. In the absence of such address the shareholder shall not be entitled to receive from the Company notice of any meeting.

74.5
In the case of joint holders of a share, a notice or other document or information shall be sent or given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice or other documents or information so sent or given shall be sufficiently sent to all the joint holders.

74.6	Notices or other documents or information will be deemed to be received:

74.6.1
if personally delivered, at the time of delivery and, in proving service, it shall be sufficient to produce a receipt for the notice or other document or information signed by or on behalf of the addressee;

74.6.2
if by letter, at noon two days after such letter was posted and, in proving service, it shall be sufficient to prove that the letter was properly prepaid or stamped first class, addressed and delivered to the postal authorities;

74.6.3
if by electronic communication to an electronic address, on the same day it is sent and, in proving service, it shall be sufficient to prove that it was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators from time to time; and

74.6.4
if sent or supplied by means of a website, when the material is first made available on the website or (if later) when the recipient receives (or is deemed to have received) notice of the fact that the material is available on the website.

74.7	For the purposes of this article 74, no account shall be taken of any part of a day that is not a working day.

74.8	If:

74.8.1	the Company sends two consecutive documents to a shareholder over a period of at least 12 months; and

74.8.2	each of those documents is returned undelivered, or the Company receives notification that it has not been delivered,

that shareholder ceases to be entitled to receive notices from the Company.

74.9	A shareholder who has ceased to be entitled to receive notices from the Company becomes entitled to receive such notices again by sending the Company:

74.9.1	a new address to be recorded in the register of members; or

74.9.2
if the shareholder has agreed that the Company should use a means of communication other than sending things to such an address, the information that the Company needs to use that means of communication effectively.

75.	COMPANY SECRETARY

The directors may appoint any person who is willing to act as the secretary for such term, at such remuneration and upon such conditions as they may think fit and from time to time remove such person and, if the directors so decide, appoint a replacement.

76.	COMPANY SEALS

76.1	Any common seal may only be used by the authority of the directors.

76.2	The directors may decide by what means and in what form any common seal is to be used.

76.3
Unless otherwise decided by the directors, if the Company has a common seal and it is affixed to a document, the document must also be signed by at least one authorised person (whose signature, for the avoidance of doubt, need not be attested by a witness).

76.4	For the purposes of this article 76, an authorised person is any person authorised by the directors for the purpose of signing documents to which the common seal is applied.

76.5
If the Company has an official seal for use abroad, it may only be affixed to a document if its use on that document, or documents of a class to which it belongs, has been authorised by a decision of the directors.

76.6	If the Company has a securities seal, it may only be affixed to securities by the company secretary or a person authorised to apply it to securities by the company secretary.

76.7
For the purposes of the articles, references to the securities seal being affixed to any document include the reproduction of the image of that seal on or in a document by any mechanical or electronic means which has been approved by the directors in relation to that document or documents of a class to which it belongs.

77.	NO RIGHT TO INSPECT ACCOUNTS AND OTHER RECORDS

Except as provided by law or authorised by the directors or an ordinary resolution of the Company, no person is entitled to inspect any of the Company's accounting or other records or documents merely by virtue of being a shareholder.

78.	PROVISION FOR EMPLOYEES ON CESSATION OF BUSINESS

The directors may decide to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries (other than a director or former director or shadow director) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.

79.	DESTRUCTION OF DOCUMENTS

79.1	The Company is entitled to destroy:

79.1.1
all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entries are made in the register of members, from six years after the date of registration;

79.1.2	all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address, from two years after they have been recorded;

79.1.3	all share certificates which have been cancelled from one year after the date of the cancellation;

79.1.4	all paid dividend warrants and cheques from one year after the date of actual payment; and

79.1.5	all proxy notices from one year after the end of the meeting to which the proxy notice relates.

79.2
If the Company destroys a document in good faith, in accordance with the articles, and without notice of any claim to which that document may be relevant, it is conclusively presumed in favour of the Company that:

79.2.1	entries in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed were duly and properly made;

79.2.2	any instrument of transfer so destroyed was a valid and effective instrument duly and properly registered;

79.2.3	any share certificate so destroyed was a valid and effective certificate duly and properly cancelled; and

79.2.4	any other document so destroyed was a valid and effective document in accordance with its recorded particulars in the books or records of the Company.

79.3	This article 79 does not impose on the Company any liability which it would not otherwise have if it destroys any document before the time at which this article 79 permits it to do so.

79.4	In this article 79, references to the destruction of any document include a reference to its being disposed of in any manner.

80.	COMPANY NAME

Without prejudice to the ability of shareholders to change the Company's name by special resolution, the directors may (and shall if so directed in writing by the majority holder) change the Company's name by a decision taken in accordance with these articles.

81.	INDEMNITY

81.1	Subject to the provisions of the Act, the Company may:

81.1.1
indemnify to any extent any person who is or was a director, or a director of an associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company; or

81.1.2
indemnify to any extent any person who is or was a director of an associated company that is a trustee of an occupational pension scheme, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any liability incurred by him in connection with the Company's activities as trustee of an occupational pension scheme.

81.2	Companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate.

82.	INSURANCE

Subject to the provisions of the Act, the Company may purchase and maintain insurance for any person who is or was a director, or a director of any associated company, against loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 10 March 2010	By / s / Jessica Petrie (Authorised Signatory)